Exhibit 1.1

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259 8510 MonishBahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Reports Record Revenues of US$78.2 Million and Adjusted Net Income of $10.1 Million
for Third Quarter of 2006, an Increase of 26% and 214%, Respectively, Over the Prior Year Period

Company Provides Guidance for Full Year 2007

BEIJING, ATLANTA, November 14, 2006 — CDC Corporation (NASDAQ: CHINA) focused on enterprise software, mobile applications and online games, today announced its financial results for the third quarter ended September 30, 2006.

•	Total revenue for Q3 2006 was US$78.2 million, an increase of 26.3% from US$61.9 million in Q3 2005.

•	Total revenue from CDC Software for Q3 2006 was US$61.4 million, an increase of 22.5% from US$50.1 million in Q3 2005.

•	Total revenue from China.com Inc. for Q3 2006 was US$16.9 million, an increase of 42.3% from US$11.9 million in Q3 2005.

•	Adjusted net income* was US$10.1 million for Q3 2006, an increase of 213.9% from US$3.2 million in Q3 2005.

•	GAAP net income was US$3.1 million for Q3 2006, compared to a GAAP net loss of US$1.2 million in Q3 2005.

•	Adjusted diluted earnings per share** was US$0.09 for Q3 2006 compared to US$0.03 for Q3 2005.

•	Operating cash flow was US$28.5 million year to date.

•	Non-GAAP net cash and cash equivalents*** was US$191.0 million as of September 30, 2006. This does not include the recent financing of $168 million the company has just announced.

“We are seeing strong execution across the board as demonstrated by our results,” said Peter Yip, CEO, CDC Corporation. “In the software business, we have developed a formula for success which is built around a verticalization strategy. We are realizing strong success from this approach, as evidenced by our robust license revenue growth, especially when considering the seasonally weak third quarter which affects the global software industry. Also, in the china.com business, we are becoming a new media company in a market that has enormous potential and is largely untapped. Over the last four months, we were pleased to have twice raised guidance for 2006. This is a result of the robust organic growth and synergies generated from acquisitions. We are extremely well positioned to be a leader in each of our markets.”

“Also, as a result of our success and the revenue visibility we have, we are very confident in our ability to provide out year guidance for the first time in our company’s history. The primary driver of our expected growth and confidence, is organic sales and to a lesser degree, acquisitions we are pursuing and expect to close shortly.”

“Furthermore, we have been making significant efforts to better educate the investment community about our story and are pleased with the response we have received. As an example of this, we have entered into an agreement to sell $168 million of exchangeable convertible debentures to provide additional funding for our acquisition and growth strategy. We are very pleased with the negotiated terms which we believe are very shareholder friendly, as well as the overall investor response. With the funds from this transaction we plan to continue pursuing transactions that will unlock the value in our franchises.”

Revenue and Operating Metrics Summary

CDC Corporation
On a consolidated basis, the geographic breakdown of revenues for CDC Corporation is as follows: Asia Pacific contributing 35% or US$27.4 million, the Americas contributing 46% or US$35.9 million and Europe Middle East and Africa contributing 19% or US$14.9 million.

CDC Software
Total software revenues in Q3 2006 were US$61.4 million, an increase of 22.5% from US$50.1 million in Q3 2005. Software consulting and services revenues were US$14.1 million, software license revenues were US$11.9 million, maintenance revenues were US$16.2 million and business services revenues were US$19.1 million. The strong results were driven primarily by license revenue growth of 35.4% year over year and resulting in record quarterly license sales for the company, despite the traditional third quarter slowdown in sales for Europe.

China.com Inc.
Total revenues for China.com during Q3 2006 were US$16.9 million, an increase of 42.3% from US$11.9 million in Q3 2005. Gross profit for China.com Inc. during Q3 2006 was US$10.5 million, an increase of 56.7% from US$6.7 million in Q3 2005.

CDC Corporation
SG&A as a percentage of revenues for the quarter was 36.8% compared to 41.7% in Q3 2005. SG&A as a percentage of revenues for the quarter improved due to the company’s continuing focus on controlling costs through leveraging the fixed cost base.

Operating income as a percentage of revenue for the quarter was 7.3% compared to negative 2.8% in Q3 2005 and 5.6% in Q2 2006. The improvements year over year and quarter over quarter are the result of faster growth in higher profit segments, as well as the company maintaining its focus on cost controls and leveraging offshore resources.

OPERATING UNIT SUMMARIES

CDC Software Operating Summary

New customers accounted for 46% of total software license revenue for the quarter, with repeat business to existing customers accounting for 54% of total software license revenue. This high percentage of new customer business continues to rank among the highest in the enterprise software industry and is attributed to the company’s focus on vertical applications that address the key requirements in targeted industries such as the financial services, homebuilding, food processing and pharmaceutical industries.

Overall maintenance retention rates exceeded 90%, indicating a high degree of customer satisfaction which resulted in continued growth in maintenance revenues. The company’s maintenance retention rates are substantially better than the industry average for maintenance retention which is believed to be approximately 85%.

This diversified revenue mix indicates continued healthy expansion of the business, strong demand for industry applications from new customers and recurring demand for upgrades and high satisfaction within the existing customer base.

Software, consulting and services revenues were geographically spread, with the Americas contributing 59% of the total, Europe Middle East and Africa contributing 24% and Asia Pacific contributing 17%.

Worldwide, CDC Software signed a total of 553 customers during the quarter, including major account wins in all key geographies. Of that total, 237 were new-logo customers and 316 were existing customers. Of the new-logo customer wins, 29 were in the rapidly-expanding China market. New customers in China include Celanese Chemical, Hutchinson Industrial Rubber, JiDa Pharmaceutical, Kimberly-Clark, Mitsubishi Chemical and SKF China. Leveraging the CDC presence in China, CDC Software is assisting manufacturers that are expanding into China to take advantage of the economic benefits. As an example, Sachem Inc, a specialty chemical company headquartered in North America, will utilize the unique capabilities of the Ross Enterprise applications to manage their new facility as they expand into China.

Other new-logo customers for the third quarter included The 401(K) Company, Consulnor, Frontier Living, Iber Steel, New World Pasta, Poliris, United States Olympic Committee (USOC) and Swiss Valley Farms.

Highlighted new customers include The 401(K) Company which offers completely outsourced services for large plan sponsors that expect absolute quality. Pivotal CRM for Financial Services will be used to help The 401(K) Company ensure a seamless customer experience across all servicing touchpoints. The United States Olympic Committee (USOC) also chose Pivotal CRM for its flexibility in managing complex, multi-tier relationships.

Repeat business with existing customers continued to be strong including add-on sales and upgrades with customers in all strategic industries, including financial services, discrete and process manufacturing, homebuilding and distribution. Expanding and upgrading customers included Argus, BBC, Coface, ElderHealth, Fidelity Investment Management Limited, Healthpartners, Nucor Corporation, Principal Financial, Scotiabank and, Sodexho Pass Limited. Fidelity Investment Management expanded the use of Pivotal CRM to include their institutional operations in the UK and Europe. Snowball Foods, a long-term customer of Ross, was acquired and is now known as Coleman Natural Foods.  After going through a lengthy evaluation process, Coleman selected Ross as their enterprise software solutions provider, reflecting the power and appeal of industry-specialized solutions.

During the quarter, the IMI division, focused on warehouse management solutions, released IMI Warehouse Voice — a software package for voice recognition technology in warehouse operations. A true real-time solution, IMI Warehouse Voice, provides advanced, hands-free voice-driven picking functionality suited to fast-paced, high-volume and harsh environments, such as cold storage. Also released during the third quarter, was the latest version of Ross SCM which includes enhancements for global supply chain planning, simplifying configuration and reducing implementation time and improving synchronization between planning and execution. Ross customers are in the process of upgrading to the newer version and a majority will be upgraded by 2007. With the upgrade, manufacturers will continue to improve their forecast accuracy, inventory levels, manufacturing efficiencies and customer service levels.

China.com Inc. Operating Summary

With a differentiated combination of online games, portals and mobile applications, China.com is one of the China’s leading new media companies, well positioned to take advantage of the burgeoning demand for online services and entertainment. China.com is focusing on entertainment for both young adults and professionals by leveraging its extensive distribution network to achieve its growth objectives.

CDC Games
During the quarter, CDC Game’s Yulgang continued to deliver strong performance metrics with registered users exceeding 37 million, an increase of 23% from Q2 2006. Average concurrent users declined by 7% from the prior quarter while the number of virtual items sold reached 27.4 million, an increase of 29% from Q2 2006. Server groups throughout China supporting Yulgang and the Group’s other online games numbered 54, an increase of 13% from 48 server groups in Q2 2006.

The next version of Yulgang is scheduled for release in Q4 2006. With a growing base of registered users, the new release is expected to increase the number of average concurrent users going forward. Additional new games scheduled for release throughout 2007 are anticipated to further grow both registered and concurrent users. Games planned for release over the next 12 months include Special Force, Stone Age II and The Lord of the Rings Online™. In addition to the pipeline of licensed games for 2007, CDC Games continues to pursue options for internal games development via acquisition and strategic investment.

China.com Portal
Based on the agreement signed by Google and China.com in July 2006, Google is extending its advertisers’ reach to China.com’s broad audience, in both China and abroad. China.com is leveraging Google’s leading technology to provide search service for its users. Two months into the partnership, Google is expanding its presence on China.com beyond text search functions and will be launching video ads in China.com’s English Channel, which is primarily serving multinational companies investing in China. This is the first time Google’s Video Adsense will enter China’s Internet space.

China.com’s online video program, “The Straight Show,” has achieved wide popularity among Chinese Internet users. The program has been downloaded 5 million times during this quarter. “The Straight Show” is specifically positioned as mobile content for the 3G era. Currently, the china.com portal is rolling it out onto 2.5G platforms, which is providing strong synergistic support to our Mobile Services and Applications segment.

The china.com portal has also been appointed by Jilin Government as the exclusive web sponsor of the 2007 Asian Winter Games which will be held in the city. These Winter Games are the first sports event in Asia where all athletes will be required to register online, and also the first broadcast on Internet media in Asia Winter Games history.

CDC Mobile

As noted in prior announcements, the company was alerted in June to policy changes affecting all subscription services on China Mobile’s (“CMCC”) Monternet platform which may impact the company’s MVAS subscription services. The changes, which are being implemented under the policy directives of China’s Ministry of Information Industry, aim to address industry-wide objectives, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of the MVAS industry and CMCC’s Monternet.

As expected, the company’s MVAS business activity was initially depressed at the beginning of the third quarter due to regulatory changes. July revenue from mobile services and applications experienced a 39% month-on-month decline and a 29% decrease compared to the same period last year. However, the company has been recording month-on-month increases since August. For example, in August, mobile services and applications revenue grew 2% compared to the previous month and in September, the revenue growth was 21% month-on-month. The principal reasons for the growth can be attributed to a proactive revamp of our service offerings and marketing channels, as well as exploring new cooperation opportunities with mobile operators in China, in an effort to minimize the impact of the policy changes. During the quarter, SMS and WAP continued to be our major revenue generators, representing 36% and 35% respectively of the total MVAS revenue.

In August, CDC Mobile won a contract from Beijing Mobile for the exclusive right to design, develop and operate the graphic channel of “Beijing in my hand”, which features and promotes popular local products through the download of WAP pictures. CDC Mobile was also awarded the contract from Jiangsu Wuxi Mobile to send MMS on its behalf to its VIP customers.

The effort made to recover revenues, combined with adjustments to the company’s operating strategy to reduce operating expenses and become more efficient, have minimized the overall impact of the regulatory changes and the company believes it positions China.com well over the longer term.

In early August, CDC Mobile announced the acquisition of TimeHeart Science Technology Limited and Beijing TimeHeart Information Technology Limited (collectively “TimeHeart Group”). TimeHeart Group is engaged in the mobile services and applications business with a full line of mobile services and applications products. We believe this acquisition will create synergy with the company’s existing mobile services and applications platforms and provide the Company with the opportunity to further expand its market share, and to better capture emerging mobile value-added applications opportunities in the future.

Looking forward, the company believes the MVAS industry will further consolidate towards a smaller group of more stable service providers which will ultimately benefit CDC Mobile’s business in the long run.

Guidance

2006 Guidance

On November 7, 2006, for the second time in four months, the company announced upwardly revised estimates for 2006. The revised estimates for 2006 place total revenues for the fiscal year ending December 31, 2006 to be in the range of US$303 million to US$307 million, an increase of 24% over 2005’s revenues. The company anticipates *adjusted net income to be in a range of $32.0 million to $33.3 million, an increase of over 100% over 2005’s results.

2007 Guidance

Based on the company’s expectations, CDC Corporation anticipates revenues in the range of $401 million to $411 million for fiscal 2007, an increase of 31%-36% over 2006’s estimated revenue range. The company anticipates adjusted net income of $55-60 million in 2007. This forecast is based primarily on organic sales growth in addition to some acquisitions that the company anticipates will close shortly.

OTHER NEWS

•	The company announced yesterday that it has entered into a definitive agreement to sell $168 million of 3.75% senior exchangeable convertible notes that are due in 2011 to 12 institutional accredited investors. Upon an initial public offering of either CDC Software or CDC Games, the notes are exchangeable into that company’s common shares at a conversion price determined by the initial public offering price. In the event neither CDC Software nor CDC Games completes an initial public offering within two years, however, the notes will become convertible into CDC Corporation’s common shares at an initial conversion price of $10.37 per share. The company intends to use the proceeds from the transaction for acquisitions at both CDC Software and CDC Games, as well as game development, investment in research and development and for other general corporate purposes, including working capital to support new growth initiatives.

•	In early Q4, the company announced the acquisition of MVI Technology which enhances the vertical industry depth of the CDC Software applications for the process manufacturing industries. Adding highly complementary Real-Time Performance Management (RPM) solutions and services specialized for the unique requirements of the food and beverage, pharmaceuticals and chemicals industries, MVI also brings a list of blue-chip customers to the CDC family. Initial cross-selling activities have already established a strong pipeline with the current Ross Enterprise customers with potential to close incremental business during Q4.

Conference Call

The company’s senior management will host a conference call for financial analysts and investors, today, Tuesday, November 14, 2006 at 5:00 pm EDT (For Asian participants, this is 6:00 am Hong Kong time on November 14, 2006).

USA-based Toll Free Number: +1-877-692-2592
US Toll Number: +1 973 582 2700
Passcode: 8109763
Call Leader: Monish Bahl

This call is being webcast by CCBN and can be accessed at CDC Corporation’s corporate web site at www.cdccorporation.net.

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until November 28, 2006. US-based Toll Free Number: +1 877 519 4471 US-based Toll Number: +1 973 341 3080 Passcode or PIN #: 7744290

###

* Reconciliation of GAAP Net Income to Non-GAAP Net Income (amounts in thousands of U.S. dollars, except per share data):

Reconciliation from GAAP results to non-GAAP results	Q3	2005	Q3	2006
GAAP net income (loss)	(1,244)	3,098
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	11	0
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	2,937	3,539
Add back stock compensation expenses related to the acquisition of subsidiaries (and other in 2006)	197	1,054
Add back deferred tax impact related to acquisition of Subsidiaries	590	2,621
Add back restructuring expenses	733	154
Add back litigation settlement	—	—
Subtract gain (loss) on disposal of investments	—	(347)
Non income – non-GAAP	3,224	10,119

Weighted Basic Shares Outstanding	111,008,227	106,207,281
Weighted Diluted Shares Outstanding	111,498,903	112,264,583

** Reconciliation of Diluted GAAP EPS to Diluted Non-GAAP EPS (amounts in U.S. dollars):

Reconciliation from GAAP Diluted EPS to non-GAAP Diluted EPS	Q3	2005	Q3	2006
GAAP diluted EPS	(0.01)		0.02
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	0.00		0.00
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	0.03		0.03
Add back stock compensation expenses related to the acquisition of subsidiaries	0.00		0.01
Add back deferred tax impact related to acquisition of Subsidiaries	0.01		0.03
Add back restructuring expenses	0.00		0.00
Subtract Gain/Loss on disposal of investments	0.00		0.00

Non-GAAP diluted EPS	0.03		0.09

Weighted average diluted shares outstanding	111,498,903	112,264,583

*** Reconciliation of GAAP Cash and Cash Equivalents to Non-GAAP Cash and Cash Equivalents (amounts in thousands of U.S. dollars):

Reconciliation of GAAP Cash and Cash
Equivalents to Non-GAAP Cash and Cash Equivalents	Q4	2005	Q3	2006
Cash and cash equivalents	93,691		76,527
Add restricted cash	2,086		2,296
Add debt securities and available for sale securities	148,147		136,579
Less total debt	(26,249)		(24,382)

Non-GAAP cash and cash equivalents, net of total debt	217,675		191,020

Adjusted Financial Measures
This press release includes adjusted net income, adjusted earnings per share and non-GAAP net cash and cash equivalents (“non-GAAP financial measures”). Non-GAAP financial measures are not in accordance with, or an alternative for, net income, earnings per share and cash and cash equivalents under generally accepted accounting principles in the United States (“GAAP”) and may be different from non-GAAP measures used by other companies. Non-GAAP financial measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these non-GAAP measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for net income and earnings per share and cash and cash equivalents, respectively, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. This supplemental non-GAAP information should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP.

A reconciliation of 2005 adjusted net income to GAAP can be found in the Company’s earnings release for the full year 2005 dated April 12, 2006.

The estimates presented in this press release are preliminary and unaudited. The company is in the process of completing its regular review of quarterly financial statements and adjustment to the estimates set forth in this press release may be identified as a result of this process.

The financial statements presented in this press release are unaudited.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit: www.cdcsoftware.com.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading MVAS and Internet services company operating principally in China was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Games
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a business unit of CDC Corporation. CDC Games is one of the market leaders of online and mobile games in China with over 37 million registered users.

About CDC Mobile
CDC Mobile is focused on providing MVAS products to subscribers in China and is a business unit of CDC Corporation.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding alternatives for unlocking shareholder value, the results of new acquisitions ,future revenues, the pipeline of future on-line games and the effect of government effort to regulate the MVAS and online gaming markets in China, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful Advanced Mobile Products; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s software products and services; (j) continued commitment to the deployment of the enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions and (o) any guidance forecasts presented herein. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

CDC Corporation
Consolidated Balance Sheet
(Amounts in thousands of U.S. dollars)

	December 31, 2005	September 30, 2006
	(audited)	(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	93,691	76,527
Restricted cash	2,086	2,296
Accounts receivable	46,753	60,250
Deposits, prepayments and other receivables	8,447	17,060
Available-for-sale securities	23,777	1,906
Restricted debt securities	11,838	34,409
Deferred tax assets	286	530

Total current assets	186,878	192,979
Loan receivables	25,000	25,000
Interest receivables	1,628	2,189
Property and equipment, net	5,995	7,973
Goodwill	190,418	202,479
Intangible assets	73,885	94,294
Investment in equity investees	5,594	(0)
Investments under cost method	220	229
Restricted debt securities	20,432	47,200
Available-for-sale debt securities	92,763	53,064
Deferred tax assets	157	73
Other assets	5,065	5,219

Total assets	608,035	630,698

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	12,286	16,118
Other payables	3,089	4,778
Purchase consideration payable	1,229	1,346
Accrued liabilities	32,296	38,446
Accrued pension liability	662	402
Short-term loans	26,249	24,382
Deferred revenue	35,845	40,599
Income tax payable	2,525	3,054
Deferred tax liabilities	—	575
Total current liabilities	114,181	129,700
Deferred tax liabilities	4,046	4,194
Other liabilities	439	410
Accrued pension liability	1,011	636
Minority interests	49,044	62,447

Shareholders’ equity:
Share capital	28	28
Additional paid-in capital	676,003	682,335
Treasury stock	(4,032)	(31,895)
Accumulated deficits	(231,762)	(219,280)
Accumulated other comprehensive income	(923)	2,123

Total shareholders’ equity	439,314	433,311

Total liabilities and shareholders’ equity	608,035	630,698

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended,	Three months ended,
	September 30, 2005	September 30, 2006
	(unaudited)	(unaudited)
Revenues
Software	38,449	42,239
Business services	11,625	19,111
Mobile services and applications	9,799	6,360
Internet and media	2,064	2,093
Online Games	—	8,429

	61,937	78,232

Cost of revenues
Software	(14,982)	(15,007)
Business services	(7,508)	(13,156)
Mobile services and applications	(4,444)	(2,759)
Internet and media	(724)	(741)
Online Games	—	(2,891)

	(27,658)	(34,554)

Gross profit	34,279	43,678
Gross margin %	55%	56%
Selling, general and administrative expenses	(25,814)	(28,788)
Research and development expenses	(5,654)	(4,109)
Depreciation and amortization expenses	(3,784)	(4,895)
Restructuring expenses	(733)	(154)
	(35,985)	(37,946)

Operating income/(loss)	(1,706)	5,731
Interest income	1,862	1,767
Interest expense	(248)	(8)
Gain on disposal of available-for-sale securities	500	135
Gain/(loss) on disposal of subsidiaries and investments	(97)	347
Share of losses in equity investees	(414)	—

Income/(loss) before income taxes	(103)	7,972
Income taxes expenses	(812)	(4,085)

Income/(losses) before minority interests	(915)	3,888
Minority interests in income of consolidated subsidiaries	(329)	(789)
Income/(losses) from continuing operations	(1,244)	3,098

Discontinued operations
Income/(loss) from operations	—	—
Loss from disposals	—	—

Net income/(losses)	(1,244)	3,098

Basic earnings/ (losses) per share	(0.01)	0.03

Diluted earnings/ (losses) per share	(0.01)	0.02

Weighted average number of shares – basic	111,008,227	106,207,281
Weighted average number of shares – diluted	111,498,903	112,264,583
Reconciliation from GAAP results to non-GAAP results:
GAAP net income/ (loss)	(1,244)	3,098
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	11	—
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	2,937	3,539
Add back stock compensation expenses related to the acquisition of subsidiaries	197	1,053
Add back deferred tax impact related to acquisition of subsidiaries	590	2,621
Add back restructuring expenses	733	154
Add back litigation settlement	—	—
Subtract gain on disposal of investments	—	(347)
Net income – non-GAAP	3,224	10,119

Basic earnings per share – non-GAAP	0.03	0.10

Diluted earnings/ (losses) per share – non-GAAP	0.03	0.09

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Year to Date,	Year to Date
	September 30, 2005	September 30, 2006
	(unaudited)	(unaudited)
Revenues
Software	118,191	126,762
Business services	32,941	45,368
Mobile services and applications	25,837	24,617
Internet and media	5,782	6,925
Online Games	—	16,100

	182,751	219,772

Cost of revenues
Software	(46,336)	(51,374)
Business services	(21,252)	(30,492)
Mobile services and applications	(11,751)	(10,469)
Internet and media	(2,673)	(2,915)
Online Games	—	(5,360)

	(82,012)	(100,610)

Gross profit	100,739	119,162
Gross margin %	55%	54%
Selling, general and administrative expenses	(76,428)	(80,618)
Research and development expenses	(15,465)	(13,073)
Depreciation and amortization expenses	(11,976)	(13,132)
Restructuring expenses	(733)	(597)
	(104,602)	(107,420)

Operating income/(loss)	(3,863)	11,742
Interest income	6,070	5,130
Interest expense	(983)	(378)
Gain on disposal of available-for-sale securities	462	388
Gain/(loss) on disposal of subsidiaries and investments	(18)	5,172
Share of losses in equity investees	(1,271)	681

Income/(loss) before income taxes	397	22,735
Income taxes expenses	(3,823)	(7,307)

Income/(losses) before minority interests	(3,426)	15,428
Minority interests in income of consolidated subsidiaries	(1,520)	(2,948)
Income/(losses) from continuing operations	(4,946)	12,481

Discontinued operations
Income/(loss) from operations	22	—
Loss from disposals	(3)	—

Net income/(losses)	(4,927)	12,481

Basic earnings/ (losses) per share	(0.04)	0.12

Diluted earnings/ (losses) per share	(0.05)	0.10

Weighted average number of shares – basic	110,958,415	108,520,620
Weighted average number of shares — diluted	111,151,625	113,618,893
Reconciliation from GAAP results to non-GAAP results:
GAAP net income/ (loss)	(4,927)	12,481
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	554	16
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	9,432	9,558
Add back stock compensation expenses related to the acquisition of subsidiaries	1,109	4,046
Add back deferred tax impact related to acquisition of subsidiaries	2,690	4,993
Add back restructuring expenses	733	597
Add back litigation settlement	242	—
Subtract gain on disposal of investments	—	(5,172)
Net income – non-GAAP	9,833	26,519

Basic earnings per share – non-GAAP	0.09	0.24

Diluted earnings/ (losses) per share – non-GAAP	0.09	0.22

Note:

Within CDC Corporation’s Consolidated Statement of Operations all of CDC Software’s results are now reflected in two segments, Software and Business Services. The company has moved two Australian database marketing businesses into the Business Services segment from the prior Advertising and Marketing Activities segment. Within CDC Corporation’s Consolidated Statement of Operations all of China.com Inc.’s results are now reflected in three segments, Mobile Services and Applications, Internet and Media which was renamed from the original Advertising and Marketing Activities segment and Online Games. Internet and Media is now comprised of the company’s Portal and its Singapore-based publishing business, TTG. China.com Inc’s online games business, which was historically accounted for using the equity method and is now consolidated in CDC Corporation’s results and is a new segment. Due to the equity accounting treatment, Online Games revenues were not reflected in the company’s consolidated revenues before April 1, 2006. However, under Hong Kong GAAP the Online Games business and revenues has always been reported as a segment in China.com Inc.’s Hong Kong GAAP financial statements.